September 24, 2024

Elias Fernandez Sanchez
President
Minerset Farms Inc.
102 NE 103rd Street
Miami, FL 33138

       Re: Minerset Farms Inc.
           MGT Capital Investments, Inc.
           Schedule 13D Filed by Minerset Farms Inc. et al.
           Filed May 30, 2024
           File No. 005-57417
Dear Elias Fernandez Sanchez:

     We have conducted a limited review of the above-captioned filing and have the following comment.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed May 30, 2024
General

1. We note that the cover page of the Schedule 13D does not include the date of the event requiring the filing of the Schedule 13D. Please revise to disclose the date of the event that required the filing of this Schedule 13D. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. If the Schedule 13D was not filed within the required five business days after the date of the acquisition, please advise us why the Schedule 13D was not timely filed.
 September 24, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions